Exhibit 99.1

Wix Announces Completion of $300 Million Share Repurchase Program

NEW YORK, May 24, 2023 -- Wix.com Ltd. (Nasdaq: WIX), today announced that it has completed the $300 million share repurchase program authorized by the Board of Directors and announced in October 2022. The Company has repurchased approximately 3.6 million outstanding Wix ordinary shares, representing approximately 6% of total shares outstanding, at an approximate volume-weighted average price per share of $82.48.

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

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